SECURITIES AND EXCHANGE COMMISSION
		   Washington, D.C. 20549


			Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of October 28, 2002
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
-------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
-------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.






                           CORPORACION DURANGO
                          THIRD QUARTER RESULTS
                             October 28, 2002


                          H I G H L I G H T S

POSITIVES

* The Company launched a Consolidation Plan to weather a potentially longer than expected downturn and address liquidity concerns consisting of the following:
       - Refocus and strengthen operations on more profitable Mexican market
       - Increase market share in the growing Maquiladora market inside Mexico
       - Divestiture program of non-strategic assets
       - Start an aggressive debt reduction program
       - Streamline and rationalization of operations
       - Pursue further opportunities of cost reductions
* Durangos announced divestiture program has accelerated and is expected to be executed this year. The Company has received letters of interest of approximately US$90MM from serious bidders.
* The bidders are currently in the due diligence stage and binding offers are expected within the next weeks
* Other divestitures of approximately US$110 MM are expected to be executed in 1H 2003
* The Company is looking for 20-25% total debt reduction, substantial interest cost reduction and continued credit-rating upgrades
*    Indication by banks to roll over short-term debt, if necessary
* Positive outlook in earnings and cash flow through the timely closure and sale of troubled Georgia unit
* Without the unprofitable Georgia unit, Durango becomes a global low cost producer
* Moodys, S&P and Fitch consider the sale of the Georgia unit as having a neutral effect on the Company
*    Overall shipments grew a strong 9% in 3Q02 vs 3Q01
*    Pricing for recycled fiber is coming down in 4Q02


NEGATIVES
*    Weaker than expected economic environment
*    The industry continued to face serious difficulties
*    Industry-expected price increases did not occur
* Recycled fiber markets spiked sharply as Asian countries overbuilt inventory in anticipation of US western ports shut-down
* The magnitude of fiber impact on Companys result was a negative US$18MM in the 3Q02 versus 2Q02
*    The Companys EBITDA was US$21MM in 3Q02
* Accumulated EBITDA for the first nine months of 2002 declined by 22% year over year



          Third Quarter and Accumulated 2002 Results


Durango, Mexico October 28, 2002. Corporacion Durango,  S.A.
de   C.V.,  (NYSE:  CDG,  BMV:  CODUSA)  (Durango   or   the
Company), the largest integrated paper producer in Mexico, today announced its results for the third quarter ended September 30, 2002. Figures were prepared in accordance with generally accepted accounting principles in Mexico, restated in constant Mexican pesos and converted into U.S. dollars using the exchange rate of each respective period.

During the quarter management executed the disposition of Georgia mill and related assets (Durango Paper Company). Consisting with Mexican GAAP, the financial information of Georgia mill for the third quarter of 2002 appears in the bottom line of the income statement as discontinued operations and is excluded from the balance sheet as of September 30, 2002. The financial information for the third quarter of 2001 was prepared using the same criteria in order to provide a basis for comparison.

Third Quarter and Accumulated 2002 Results


Highlights        		3Q02	 3Q01	  %      YTD 02      YTD 01 	%

Total Shipments ('000 S/T) 	353.6    324.6    9%     1,149.8     1,140.2	1%

 Net Sales ($million)       	179.0    190.4    -6%    627.6       724.8      -13%

 Pricing (US$/Ton)	        506.2    587.0    -14%   546.0       636.0      -14%

 EBITDA ($Million)              21.5     38.7     -44%   94.8        121.8      -22%

 EBITDA Margin    		12%      20.3%     -     15%         17%         -




Shipments

The Companys total shipments for the third quarter 2002 increased by 9% to 353.6 thousand short tons from the 324.6 thousand short tons reported for the same period of 2001. The Companys overall operating rate (capacity utilization) for the third quarter ended 2002 was 85% compared to 75% on a proforma basis in the third quarter ended showing a positive trend.

Shipments (000 S/T)	3Q02  	3Q01   	%
Paper         		156.7   159.2  	-2%
Packaging     		171.5   154.2  	11%
Other         		25.3    11.2   	124%
Total   		353.6   324.6  	9%
Operating Rate          85%     75%    	13%




Prices

Sales prices for the third quarter 2002 reflected downward pressure due to market conditions in the Mexican and U.S.
economies, decreasing by 14% to US$506 per short ton from US$587 per short ton for the same period of 2001.


Prices ($US/S.Ton)     	3Q02   3Q01    %
Paper         		483    533     -9%
Packaging     		564    649     -13%
Other         		259    487     -47%
Total                   506    587     -14%


Pricing Outlook. In the light of current market conditions, the Companys management expects no price increases for the near future.



Net Sales

Total net sales for the third quarter 2002 decreased by 6% to US$179.0 million from US$190.4 million for the same period of 2001. This decrease was due to the lower average prices for the Companys products which more than offset increase in total shipments.

Net Sales ($US million)         3Q02   3Q01    %
Paper          			75.8   84.8    -11%
Packaging      			96.7   100.1   -3%
Other          			6.5    5.5     18%
Total            		179.0  190.4   -6%



Cost of Sales

The unitary cost of sales for the third quarter 2002 decreased by 3% to US$444 per short ton from US$460 per short ton for the same period of 2001. Total cost of sales increased by 5% to US$156.9 million for the third quarter 2002 from US$149.2 in the same period of 2001.



Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by  15%
to US$12.0 million in the third quarter 2002 from US$14.1 million for the Third quarter 2001.



EBITDA

EBITDA decreased by 44% to US$21.5 million for the third quarter 2002 from US$38.7 in the third quarter of 2001. This decrease was due to a 14% decrease in the sales unit prices which was partially offset by the 9% increase in shipments.

EBITDA ($US million)    3Q02  	Margin  3Q01   Margin
Paper        		8.1  	11%     22.2   26%
Packaging   		12.2  	13%     14.9   15%
Other        		1.2  	18%     1.6    29%
Total		        21.5  	12%     38.7   20%



Financing Cost

Financing cost decreased to US$36.9 million for the third quarter 2002 compared to US$36.2 million reported for the third quarter 2001. This change resulted from the following:

(1) Interest expense increased slightly to US$26.0 million for the third quarter 2002 (including US$3.3 million of non-cash items) from US$22.4 million for the third quarter 2001.

(2) Interest income remained the same at US$1.3 million for the third quarter 2002 from US$1.3 million for the prior year quarter.

(3) Foreign exchange loss decreased by 39% to US$20.3 million for the third quarter 2002 from a foreign exchange loss of US$33.4 million for the prior year quarter. This change resulted from a lower depreciation of the Mexican peso
(4) Gain from monetary position decreased slightly to US$8.0 million in the third quarter 2002 from US$8.2 million reported for the third quarter 2001.




Provision  for  Employee Profit Sharing and Income  and  Asset
Taxes Net of Tax Loss Carry Forwards

Net provision for employee profit sharing and income and asset taxes increased to US$5.1 million in the third quarter 2002 from US$4.3 million in the third quarter 2001. Deferred taxes was a gain of US$21.2 million for the Third quarter 2002 compared to a gain of US$4.1 million for the third quarter 2001. Deferred taxes are a non-cash item.




Net Income

Net loss was US$178.9 million for the third quarter 2002 as compared to US$45.5 million for the third quarter 2001. This change was due mainly to lower operating Income and EBITDA and an extraordinary loss on the disposition of the Georgia mill that does not represent a cash item.




Liquidity and Capital Resources

Sources and Uses of Cash:

For the first months ended on September 30, 2002, the Companys net resources used from income were US$80.2 million. Additionally, the Company generated US$26.5 million from net working capital. The investment in fixed assets during the first nine months ended September 30, 2002 was US$23.9 million, of which US$10.1 million corresponded to the third quarter 2002. The Company expects total capital expenditures for 2002 to be US$28.0 million. At September 30, 2002, the Company had cash and cash equivalents of US$29.5 million.



Short-term debt

The Company expects to prepay short-term debt for the next fifteen months mainly from the proceeds of non-strategic asset sales. However the event of any delay in such sale, our key bankers have indicated their intention to permit a roll over of maturities for such period of time. Assuming such roll-overs are granted our short term debt on a proforma basis would be as follows:

Debt ($US million)        4Q02     1Q03     2Q03   3Q03    4Q03

Actual         		  39.0     35.0     22.3   36.6    10.7
Assuming Roll-overs	  15.8     6.3      7.5    20.2    1.3




CEOs Statement


Looking at 2003, with our new streamlined asset structure and our global low cost producer status, we expect to run our operations at above 90% and profit from our re-focus on the significantly more profitable Mexican market. Based in our consolidation plan and stronger fundamentals, our target is to beat the market and make 2003 the Companys best year ever. Durango will enter the next up-turn with an improved cost structure, product mix and capital structure said Mr. Miguel Rincon CEO of Durango.







Contacts




Corporacion  Durango, S.A. de C.V.          Thomson  Financial
Corporate Group

Mayela R. Velasco                             Mariana Crespo
+52 (618) 829 1008                            (212) 807 5014
mrinconv@corpdgo.com.mx
mariana.crespo@tfn.com

Arturo Diaz Medina                            Richard Huber
+52 (618) 829 1015                            (212) 807 5026
adiaz@corpdgo.com.mx                     richard.huber@tfn.com




This release contains forward-looking statements that involve risks and uncertainties. The actual results achieved by the Company may differ significantly from the results discussed in the forward-looking statements. Factors that may cause such differences include general economic, market, or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by the Company and its subsidiaries, the availability of raw materials used by the Company and its subsidiaries, competitive actions by other companies, changes in laws or regulations, and other factors, many of which are beyond the control of the Company and its subsidiaries.









                         CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES

                             CONSOLIDATED CONDENSED BALANCE SHEETS
                     AS OF SEPTEMBER 30, 2001 AND SEPTEMBER 30, 2002 (UNAUDITED)
                     EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
                                     AS OF SEPTEMBER 30, 2002
                             (Stated in thousands of Pesos and Dollars)
                                                                                US$ DLLS.
                                                      December 31 September 30 September 30
                                                         2001        2002        2002
                                                      (Audited)   (Unaudited)  (Unaudited)
  ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$    499,814$    301,476      29,470
  Accounts receivable, net .........................   2,191,668   1,827,302     178,624
  Taxes recoverable and other assets ...............      29,192      20,158       1,970
  Inventories, net .................................   1,433,745   1,316,961     128,736
  Prepaids .........................................      26,364      21,820       2,133
            Total current assets ...................   4,180,783   3,487,717     340,934
PROPERTY, PLANT AND EQUIPMENT, net .................  16,196,599  14,181,635   1,386,293
OTHER ASSETS, net ..................................     523,789     718,413      70,227
            Total  assets ..........................$ 20,901,171$ 18,387,765   1,797,453

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .     605,987   1,358,620     132,809
  Interest payable .................................     297,035     212,136      20,737
  Trade accounts payable ...........................   1,196,039     875,866      85,618
  Notes payable ....................................      36,121      43,504       4,253
  Accrued liabilities and other payables............     460,363     622,363      60,838
  Employee profit-sharing ..........................       8,870      21,385       2,090
            Total  current liabilities .............   2,604,415   3,133,874     306,345
LONG-TERM DEBT .....................................   7,120,756   7,184,437     702,298
NOTES PAYABLE ......................................      84,859     124,980      12,217
OTHER LIABILITIES ..................................      15,868         156          15
DEFERRED TAXES......................................   3,034,805   2,220,345     217,045
LIABILITY FOR EMPLOYEE BENEFITS.....................     235,385     180,709      17,665
DEFERRED CREDITS....................................      70,956           0           0
            Total long term liabilities ............  10,562,629   9,710,627     949,240
            Total  liabilities .....................  13,167,044  12,844,501   1,255,584
STOCKHOLDERS' EQUITY:
  Majority interest ................................   7,692,971   5,480,381     535,722
  Minority interest ................................      41,156      62,883       6,147
            Total stockholders' equity .............   7,734,127   5,543,264     541,869
            Total liabilities and stockholders' equi$ 20,901,171$ 18,387,765   1,797,453

               Exchange rate: $ 10.2299 per Dollar



                         CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
                 CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION
                   EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
                                    AS OF SEPTEMBER 30, 2002
                            (Stated in thousands of Pesos and Dollars)

                                                                                              *
                                                                    Full Year    Acum.Sep    Acum.Sep
                                                                     2001        2002        US$ 2002
                                                                    (Audited)   (Unaudited)


OPERATING ACTIVITIES:
Net income (loss) ..............................................$    815,257$   -2,409,122    -235,498
    Add (deduct)- Charges (credits) to income which do
       not require (provide) cash-
       Depreciation and amortization ...........................     483,480     364,230      35,604
       Provision for employee benefits .........................      13,095     -42,314      -4,136
       Amortization of negative goodwill .......................    -484,841           0           0
       Amortization of Financial Comissions ....................      57,143      91,341       8,929
       Provision for deferred taxes ............................    -263,071    -262,276     -25,638
       Other....................................................       6,840    1,437,775     140,546
       Total items which do not require cash....................    -187,354    1,588,756     155,305
  Net resources generated from income ..........................     627,903    -820,366     -80,193
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................     949,463     116,784      11,416
    Decrease (Increase) in current assets ......................     -61,811      13,578       1,327
    Decrease (increase) in account receivables, net ............      61,217     364,366      35,618
    (Decrease) increase in other accounts payable and               -685,261    -223,174     -21,816
      accrued expenses .........................................
  Resources generated by operating activities ..................     891,511    -548,812     -53,648
FINANCING ACTIVITIES:
       Bank loans and others ...................................    -639,649     795,323      77,745
  Net resources generated from financing activities ............    -639,649     795,323      77,745
INVESTMENT ACTIVITIES:
       Additions to property, plant and equipment...............    -339,868    -244,122     -23,864
       Acquisition of new subsidiaries .........................           0     116,301      11,369
       Increase in deferred assets .............................    -202,228    -317,028     -30,990
       Minority interest .......................................      -6,545           0           0
  Net resources applied to investing activities ................    -548,641    -444,849     -43,485
INCREASE IN CASH AND CASH EQUIVALENTS ..........................    -296,779    -198,338     -19,388
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............     796,593     499,814      48,858
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$    499,814$    301,476US    29,470


* The exchange rate of 10.2299 was used for translation purposes.





                                          CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
                                        CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
                                       EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
                                                      AS OF SEPTEMBER 30, 2002



                                           Thousands of Pesos                 Thousands of Dollars
                                              3Q          3Q                      3Q          3Q
                                             2001        2002            Var      2001        2002          Var
                                           (Audited)  (Unaudited)                (Audited)   (Unaudited)

NET SALES ...............................$ 1,912,697$  1,831,416         -4%     190,433     179,026         -6%
COST OF SALES ...........................  1,500,565   1,604,850          7%     149,181     156,879          5%
     Gross profit........................    412,132     226,566        -45%      41,252      22,147        -46%

     Selling and Administrative expenses     141,435     122,938        -13%      14,121      12,018        -15%
     Operating income ...................    270,697     103,628        -62%      27,131      10,129        -63%
FINANCIAL EXPENSE:
Interest expense ........................    223,690     265,588         19%      22,413      25,962         16%
Interest income .........................    -13,493     -13,658          1%      -1,338      -1,335          0%
Exchange (gain) loss, net ...............    333,487     207,693        -38%      33,417      20,303        -39%
Gain on monetary position ...............    -81,920     -82,197          0%      -8,250      -8,035         -3%
  Total financial expense ...............    461,764     377,426        -18%      46,242      36,895        -20%
OTHER INCOME (EXPENSES):
Other income (expense), net .............     34,478      10,289        -70%       3,460       1,006        -71%
  Total other income (expense) ..........     34,478      10,289        -70%       3,460       1,006        -71%
  Income (loss) before income and asset t   -156,589    -263,509         68%     -15,651     -25,760         65%
Provisions for income and asset taxes ...     43,455      51,791         19%       4,253       5,063         19%
Provision for deferred income taxes .....    -38,737    -216,905        460%      -4,057     -21,203        423%
  Net income after taxes ................   -161,307     -98,395        -39%     -15,847      -9,620        -39%
Extraordinary items:
Loss from special items .................    185,584     114,483        -38%      18,597      11,191        -40%
Discontinued operations..................    115,122   1,617,395       1305%      11,054     158,104       1330%
Net income before minority interest......$  -462,013$ -1,830,273        296%     -45,498    -178,915        293%
  Minority interest......................     -3,129        -160        -95%        -314         -16        -95%
  Majority net income....................$  -458,884$ -1,830,113        299%     -45,184    -178,899        296%


                                                    CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
                                                  CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
                                                EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
                                                                  AS OF SEPTEMBER 30, 2002


                                           Thousands of Pesos                 Thousands of Dollars
                                              Ac          Ac                      Ac          Ac
                                             2001        2002           Var      2001        2002           Var
                                           (Audited)   (Unaudited)               (Audited)   (Unaudited)
NET SALES ...............................$ 7,314,251$  6,270,708        -14%     724,784     627,593        -13%
COST OF SALES ...........................  5,963,998   5,269,979        -12%     589,626     525,298        -11%
     Gross profit........................  1,350,253   1,000,729        -26%     135,158     102,295        -24%

     Selling and Administrative expenses     486,404     436,923        -10%      48,487      44,099         -9%
     Operating income ...................    863,849     563,806        -35%      86,671      58,196        -33%
FINANCIAL EXPENSE:
Interest expense ........................    775,436     787,760          2%      77,625      79,277          2%
Interest income .........................    -57,552     -29,504        -49%      -5,783      -2,950        -49%
Exchange (gain) loss, net ...............    -57,948     821,305        N/A       -6,849      80,089        N/A
Gain on monetary position ...............   -247,843    -269,173          9%      -24,782     -27,321       10%
  Total financial expense ...............    412,093   1,310,388        218%      40,211      129,095       221%
OTHER INCOME (EXPENSES):
Other income (expense), net .............    566,729     -49,497        N/A       54,666      -5,087        N/A
  Total other income (expense) ..........    566,729     -49,497        N/A       54,666      -5,087        N/A
  Income (loss) before income and asset t  1,018,485    -796,079        N/A       101,126     -75,986       N/A
Provisions for income and asset taxes ...    214,597     143,441        -33%      21,593      14,735        -32%
Provision for deferred income taxes .....    110,360    -262,276        N/A       11,494      -26,531       N/A
  Net income after taxes ................    693,528    -677,244        N/A       68,039      -64,190       N/A
Extraordinary items:
Loss from special items .................    185,584     114,483        -38%      18,597      11,191        -40%
Discontinued operations..................    115,122   1,617,395        1305%     11,054     158,104        1330%
Net income before minority interest......$   392,822$ -2,409,122        N/A       38,388     -233,485       N/A
  Minority interest......................       -572       1,930        N/A        -44        221           N/A
  Majority net income....................$   393,394$ -2,411,052        N/A       38,432     -233,706       N/A


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  October 28, 2002		    By  /s/ Mayela Rincon de Velasco
Durango, Mexico				--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer